

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 24, 2010

via U.S. mail and facsimile to (713) 499-6201

Mr. Michael W. Harlan, President and Chief Executive Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, TX 77042

   RE: U.S. Concrete, Inc.
      Form 10-K for the year ended December 31, 2009
      File No. 1-34530

Dear Mr. Harlan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief